SECURI[obscured by barcode label] SSION

13026077

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

DEC 2 - 2013

Washington DC
404

SEC FILE NUMBER
8-24760

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/2012** (MM/DD/YY) AND ENDING **09/30/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Scottrade, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Maryville Centre Drive
(No. and street)

St. Louis	**MO**	**63141**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald D. Wiese — **314-965-1555** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South 4th Street	**St. Louis**	**MO**	**63102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/12/14 KW

AFFIRMATION

I, Matthew Wilson, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Scottrade, Inc. for the year ended September 30, 2013, are true and correct. I further affirm that neither the Company nor any principal owner, officer or director has any proprietary interest in any account classified solely as that of a customer, except for the following:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

KELLY L BROSNAN
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: May 26, 2014
Commission Number: 10541908

Deloitte

Scottrade, Inc.

(A wholly owned subsidiary of
Scottrade Financial Services, Inc.)

Balance Sheet as of September 30, 2013,
Independent Auditors' Report, and
Supplemental Report on Internal Control

SEC ID: 8-24760

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

SCOTTRADE, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Scottrade, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Scottrade, Inc. (the "Company") (a wholly owned subsidiary of Scottrade Financial Services, Inc.) as of September 30, 2013 (the "financial statement"), and the related notes to the financial statement, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Scottrade, Inc. as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 26, 2013

SCOTTRADE, INC.

BALANCE SHEET
AS OF SEPTEMBER 30, 2013
(Dollars in thousands)

ASSETS:	
Cash and cash equivalents	$ 214,763
Cash and securities segregated under federal and other regulations	2,472,934
Deposits with clearing organizations	31,575
Receivables from brokers and dealers and clearing organizations	90,836
Receivables from customers — net of allowance for doubtful accounts of $1,944	2,188,492
Accrued interest receivable	3,974
Property and capitalized software, at cost, net of accumulated depreciation and amortization of $178,027	75,871
Other assets	49,523
TOTAL	$5,127,968
LIABILITIES:	
Payables to brokers and dealers and clearing organizations	$ 36,108
Payables to customers	4,536,963
Note payable	13,174
Dividends and interest payable to customers	4,084
Other liabilities	93,347
Total liabilities	4,683,676
STOCKHOLDER'S EQUITY:	
Common stock — no par value:	
Class A, voting — authorized, 750 shares; issued, 166 shares; outstanding, 10 shares	373
Class B, non-voting — authorized, 7,500,000 shares; issued, 1,563,505 shares; outstanding, 0 shares	-
Retained earnings	503,422
Treasury stock — at cost:	
Class A — 156 shares	(6)
Class B — 1,563,505 shares	(59,497)
Total stockholder's equity	444,292
TOTAL	$5,127,968

See notes to balance sheet.

1. DESCRIPTION OF BUSINESS

Established in 1980, Scottrade, Inc. (the "Company") provides securities brokerage and investment services to self-directed investors and custodial, trading and support services to independent registered investment advisors. The Company, headquartered in St. Louis, Missouri, has over 500 branch offices across the United States and is a wholly owned subsidiary of Scottrade Financial Services, Inc. (the "Parent"). The Company also provides clearing services to Scottrade (Hong Kong) Limited, an affiliate which serves as an introducing broker-dealer to customers in the Asia-Pacific region.

The Company is subject to regulation by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the various exchanges in which it maintains membership.

The Company determined there were no subsequent events that would require disclosure or adjustments to the accompanying balance sheet and footnotes through November 26, 2013, the date the balance sheet was available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information — The balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing the balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet, and it is possible that such changes could occur in the near term.

Fair Value of Financial Instruments — The Company's financial instruments are reported at fair values, or at carrying amounts that approximate fair values for those instruments with short-term maturities. The carrying amount of the Company's note payable represents fair value because its fixed rate of interest approximates current rates available to the Company for debt with similar characteristics and maturities.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments not held for segregation with original maturity dates of 90 days or less at the date of purchase.

Securities Segregated — The Company's securities segregated under federal and other regulations are recorded on a trade date basis and carried at fair value. The Company invests in various debt securities, primarily U.S. government securities, in order to satisfy certain regulatory requirements (see Note 4). U.S. government securities, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with these securities, it is reasonably possible that changes in the values of these securities could occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Securities Transactions — Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender which are included in receivables from brokers and dealers and clearing organizations (see Note 5). With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned which are included in payables to brokers and dealers and clearing organizations (see Note 5). The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company's securities lending transactions may be subject to enforceable master netting agreements with other broker-dealers; however, the Company does not net securities lending transactions. Consequently, securities loaned and borrowed are presented gross on the Company's balance sheet.

Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

Receivables from/Payables to Customers — Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest similar to other such loans made throughout the industry. Customer receivables are net of an allowance for doubtful accounts that is primarily based on the amount of partially and fully unsecured loan balances. Customer payables and deposits are short-term in nature and pay interest at a fluctuating rate.

Property and Capitalized Software — Property and equipment are carried at cost less accumulated depreciation and amortization. Land is recorded at cost. Depreciation for buildings is provided using the straight-line method over an estimated useful life of 30 or 39 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Furniture, fixtures and communications equipment are depreciated over three or five years using an accelerated method. Capitalized software costs, including fees paid for services provided to develop the software, costs incurred to obtain the software and licensing fees paid are amortized over three to five years. The costs of internally developed software that qualify for capitalization under internal-use software accounting guidance are included in capitalized software. Software development costs that do not meet capitalization criteria are expensed as incurred.

Income Taxes — The Company operates as a "qualified subchapter" S-Corp subsidiary such that the Company's taxable income or losses and related taxes are the responsibility of the individual stockholders of the Parent. The Company does operate in certain states that do not recognize the S-Corp status, and therefore, records a liability for income taxes. As of September 30, 2013, the liability for income taxes was not material to the balance sheet.

Recent Accounting Standards — In May 2011, the FASB amended the general accounting principles for *Fair Value Measurements* as it relates to the measurement and disclosure requirements about fair value measurements. This amendment clarifies the FASB's intent about the application of existing fair value measurement requirements. It also changes particular principles and requirements for measuring fair value and for disclosing information about fair value measurements. The amendment is effective for annual periods beginning after December 15, 2011. Adoption of this amendment did not have a material impact on the Company's balance sheet.

In December 2011 and January 2013, the FASB amended the general accounting principles for *Balance Sheet* as it relates to disclosure guidance about offsetting assets and liabilities. The amended disclosure guidance will enable users of the financial statements to evaluate the effect or potential effect of netting

agreements on the Company's financial position. The amended disclosure guidance will be effective for annual and interim periods beginning on January 1, 2013, and will be applied retrospectively for all comparative periods presented. Adoption of this amendment did not have a material impact on the Company's balance sheet.

3. DEFERRED COMPENSATION PLAN

The Company applies the provisions of *Compensation*, to account for compensation expense attributable to stock appreciation rights and other deferred compensation granted to employees of the Company. The Company's previous stock appreciation rights plan terminated on December 31, 2012, with all outstanding rights settled in cash. Effective January 1, 2013, the Company instituted a new deferred compensation plan with appreciation rights granted to employees of the Company. The Company has elected to measure appreciation rights at fair value, and re-measures its obligation at the end of each reporting period. Appreciation rights are based upon pre-tax income of the Parent for each year ending December 31. As they are settled only in cash payments by the Company over a three year vesting schedule, appreciation rights are recorded as a liability.

As of September 30, 2013, the Company recorded a liability in other liabilities on the balance sheet of $2.7 million relating to appreciation rights. As of September 30, 2013, there was $5.8 million of unrecognized compensation cost related to non-vested appreciation rights. This cost is expected to be recognized over a weighted-average period of 2.0 years. Given the Company's S-Corp status, the Company does not recognize a tax benefit related to appreciation rights.

4. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At September 30, 2013, cash of $1.5 billion and U.S. government obligations with a fair value of $1.0 billion have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2013, consist of the following (dollars in thousands):

	Receivable	Payable
Securities borrowed/loaned	$ 76,948	$ 22,560
Securities failed-to-deliver/receive	4,931	8,389
Receivables from/payables to clearing organizations	8,957	5,159
Total	$ 90,836	$ 36,108

In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2013, the amounts held on deposit at clearing organizations totaled $31.6 million and were held entirely in cash.

6. PROPERTY AND CAPITALIZED SOFTWARE

Property and capitalized software, which is recorded at cost at September 30, 2013, consists of the following (dollars in thousands):

Land	$ 3,561
Buildings and leasehold improvements	76,849
Equipment	72,034
Software	77,990
Furniture and fixtures	23,464
	253,898
Less accumulated depreciation and amortization	(178,027)
Total	$ 75,871

7. FINANCING ARRANGEMENTS

The Company's note payable bears a fixed interest rate of 6.18% per annum with principal and interest payments made monthly and matures on March 1, 2024. The note payable is secured by a building owned by the Company and is a sole recourse obligation. The schedule of principal payments for the periods ending September 30 on the note payable is as follows (dollars in thousands):

2014	$ 930
2015	989
2016	1,052
2017	1,119
2018	1,190
2019 and after	7,894
Total	$ 13,174

8. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its receivables from customers with customer free credit balances. The Company pays interest on such customer credit balances at fluctuating rates depending on the balance in the customer's account. At September 30, 2013, the interest rates ranged from 0.01% to 0.05%.

The Company from time to time enters into certain financing arrangements in order to manage short-term liquidity risk, such as funding daily net National Securities Clearing Corporation and Depository Trust & Clearing Corporation trading settlement transactions, and related deposit requirements. The Company entered into a Fourth Amended and Restated Loan Agreement dated February 22, 2013 with a group of banks for revolving credit facilities consisting of an unsecured revolving credit line and a secured revolving credit line (collectively the "Facility"). The Facility provides for unsecured borrowings for a maximum of five days at which time the unsecured loan matures and must be paid down or refinanced with proceeds from a loan under the secured line, for which the Company must pledge sufficient collateral. In accordance with the terms of the Facility, the Company can borrow up to $500.0 million.

The borrowings under the unsecured revolving credit line bear interest at an annual rate equal to the adjusted daily LIBOR plus 1.75%. Borrowings under the secured revolving credit line bear interest at an annual rate equal to the adjusted daily LIBOR plus 1.25%. As of September 30, 2013, there were no outstanding borrowings under the Facility.

The terms of the Facility require the Company and Parent to comply with certain covenants and conditions, including minimum tangible net worth covenants, a maximum leverage ratio, minimum excess regulatory capital required amounts and a minimum net capital percentage. The Company and Parent were in compliance with all such covenants and conditions as of and during the year ended September 30, 2013.

In addition to the Facility, the Company maintains separate lines of credit with certain lenders whereby it can borrow up to a maximum of $225.0 million secured by pledged excess customer securities. These lines of credit are not subject to any facility fees and bear market-based variable interest rates. As of September 30, 2013, no amounts were outstanding under these lines of credit.

As disclosed above, at September 30, 2013, the Company had both secured and unsecured lines of credit that provided for available borrowings in the aggregate of up to $725.0 million. No borrowings were outstanding as of September 30, 2013.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 5% of such items.

Net Capital (as defined in Rule 15c3-1) and required net capital for Scottrade at September 30, 2013, are presented in the table below (dollars in millions):

	Net Capital	Minimum Required Net Capital	2% of Aggregate Debit Balances	Net Capital in Excess of Required Net Capital
September 30, 2013	$ 324.5	$ 0.25	$ 46.0	$ 278.5

10. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility, which is leased from the Parent's stockholder (see Note 13). Minimum rental commitments under all noncancelable leases and other firm commitments, some of which contain renewal options and escalation clauses, are as follows (dollars in thousands):

Periods Ending September 30	
2014	$ 53,765
2015	39,809
2016	27,528
2017	22,831
2018	20,263
2019 and after	43,804
Total	$208,000

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. Management estimates that the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is involved, from time to time, in litigation, examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. While results of legal proceedings, examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material effect on the balance sheet.

11. FAIR VALUE MEASUREMENT

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment, which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by *Fair Value Measurements.* The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

Level 3 — Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Financial Assets Measured at Fair Value on a Recurring Basis — The following table provides information as of September 30, 2013, about the Company's financial assets measured at fair value on a recurring basis (dollars in thousands):

September 30, 2013	Level 1	Level 2	Level 3	Total
U.S. government obligations	$1,011,117	$ -	$ -	$1,011,117
Common stock	5,734	-	-	5,734
Mutual funds	42	-	-	42
Money market fund	114	-	-	114
Total securites owned	$1,017,007	$ -	$ -	$1,017,007

U.S. government obligations of $1.0 billion are included in cash and securities segregated under federal and other regulations on the balance sheet. Common stock, mutual funds and money market funds are included in other assets on the balance sheet.

Level 1 Financial Assets — Level 1 assets are principally comprised of U.S. government obligations with smaller portions invested in marketable equity securities and money market funds. Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 and 3 Financial Assets — During the year ended September 30, 2013, the Company's investment in a convertible preferred equity instrument classified as Level 2 underwent a mandatory conversion to common stock. The common stock trades in an active market where unadjusted pricing is available and consequently the Company classified the asset as Level 1. There were no other transfers of assets between levels for the year ended September 30, 2013.

At September 30, 2013, the Company maintained no assets that it would classify as Level 2 or 3.

12. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company borrows and loans securities from/to other brokers and dealers on a temporary basis in connection with its brokerage business. The Company receives cash collateral for securities loaned and deposits cash collateral for securities borrowed. In the event a counterparty to these transactions does not return loaned securities or deposited cash, the Company may be exposed to the risk of acquiring (in securities loaned transactions) or selling (in securities borrowed transactions) securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates the risks associated with securities lending and borrowing by requiring credit approvals for counterparties, monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash collateral for securities loaned or return of cash collateral for securities borrowed, as necessary.

At September 30, 2013, excess customer margin securities of $3.1 billion and stock borrowings of $77.0 million were available to the Company to utilize as collateral on various borrowings or for other purposes including securities lending. The Company had utilized a portion of these available securities as collateral for Options Clearing Corporation margin requirements and customer short sales and securities lending transactions totaling $621.3 million and $22.6 million, respectively, at September 30, 2013.

13. RELATED-PARTY TRANSACTIONS

The Company has entered into an office facility lease with the Parent's principal stockholder. The estimated future minimum rental commitments under this lease are $3.7 million as of September 30, 2013. The lease expires November 30, 2017.

As of September 30, 2013, the Company had $17.6 billion and $99.0 million on deposit at Scottrade Bank ("Scottrade Bank"), and Boulevard Bank ("Boulevard"), both affiliates of the Company, on behalf of its customers through the Bank Deposit Program ("BDP"). The Company offers the BDP to certain customers whereby uninvested cash balances in brokerage accounts are swept into various banks to obtain FDIC coverage. Pursuant to a deposit brokerage agreement dated July 11, 2011 between the Company and Scottrade Bank, through January 31, 2013 the Company received a deposit fee of cost of funds plus 45 basis points for deposits held at Scottrade Bank on behalf of the Company's customers through the BDP.

In February 2013, the Company entered into amendments to the deposit brokerage agreement with Scottrade Bank. The amendments allow the Company, at its discretion, to term balances with Scottrade Bank for specific periods of time at established tiered program rates. The Company receives a deposit fee on termed balances based upon those program rates and cost of funds plus 45 basis points for all other deposits held at Scottrade Bank on behalf of the Company's customers through the BDP.

The Company also receives a fixed deposit fee of the federal funds target rate plus 15 basis points from Boulevard for deposits held at Boulevard on behalf of the Company's customers through the BDP.

The Company has an intercompany receivable of $1.4 million for expenses paid on behalf of the Parent and affiliated companies as of September 30, 2013, which is included in other assets on the balance sheet.

The Company has entered into various lease agreements with the Parent for office space used by the Company. The estimated future minimum rental commitments under this lease are $10.4 million as of September 30, 2013.

The Company has entered into various lease agreements with Scottrade Bank for office space used by the Company. The estimated future minimum rental commitments under these leases are $61.3 million as of September 30, 2013. The Company also has entered into various lease agreements with Scottrade Bank for equipment used by the Company. The estimated future minimum rental commitments under these leases are $5.6 million as of September 30, 2013.

As of September 30, 2013, officers and directors of the Company have $1.4 million of receivables included in receivables from customers on the balance sheet, which are fully secured margin loans subject to the same terms as the Company's customers and cash balances of $10.2 million, which are included in payables to customers on the balance sheet.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

November 26, 2013

To the Board of Directors and Stockholder of
Scottrade, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Scottrade, Inc. (the "Company") (a wholly owned subsidiary of Scottrade Financial Services, Inc.) as of and for the year ended September 30, 2013 (on which we issued our report dated November 26, 2013, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP